NORTH BAY RESOURCES INC.

July 19, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:           Ronald E. Alper

Re:          North Bay Resources Inc.
Registration Statement on Form S-1
File No. 333-187761

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), North Bay Resources Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-187761), filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2013, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the transaction contemplated in the securities purchase agreement between the Company and Tangiers Investors, LP has not been completed and cannot be registered on an indirect primary basis. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Gregory Sichenzia, counsel to the Company, at the following fax number: (212) 930-9725. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Gregory Sichenzia at (212) 930-9700.

North Bay Resources Inc.

By: /s/ Perry Leopold
Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959